At the Annual Meeting of Stockholders of The India Growth Fund Inc. (the "Fund"), as reconvened on October 21, 1999, the stockholders approved a proposal to change the Fund's sub-classification under the Investment Company Act of 1940 from a diversified investment company to a non-diversified investment company, and the elimination of the Fund's corresponding investment restriction regarding diversification.